SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 14, 2002
                         Commission File No. 0001123455

                                    Head N.V.
                 (Translation of Registrant's Name Into English)

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F /X/                Form 40-F /__/

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

         Yes /__/                      No /X/



Enclosure: Quarterly Report for the period ended September 30, 2002

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    HEAD N.V.


Date: November 14, 2002             By:  /s/ Johan Eliasch
                                       -----------------------------------------
                                       Chairman and Chief Executive Officer

                                    HEAD N.V.
                                QUARTERLY REPORT
                              For the Period Ended
                               September 30, 2002

                                    HEAD N.V.

                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED September 30, 2002



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



ITEM 1.       FINANCIAL STATEMENTS

              Audited Condensed Consolidated Balance Sheet as of December 31, 2001 and Unaudited Condensed Consolidated Balance Sheet as of September 30, 2002

              Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2001 and 2002

              Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2001 and 2002

              Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2001 and 2002

              Notes to the Unaudited Consolidated Financial Statements



ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

ITEM 3.       RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING
              UNTERNEHMENSBETEILIGUNG GMBH FINANCIAL STATEMENTS

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This Quarterly Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:


         o success or failure of our efforts to implement our business strategy;
         o our liquidity and capital expenditures;
         o our ability to obtain financing;
         o our future capital needs;
         o competitive pressures and trends in the sporting goods industry;
         o our ability to compete, including internationally;
         o our ability to introduce new and innovative products;
         o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
         o our ability to acquire and integrate businesses;
         o legal proceedings and regulatory matters; and
         o general economic conditions.

         In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                           PRESENTATION OF INFORMATION


         We publish our financial statements in dollars. In this document, references to "U.S. dollars", "dollars" or "$" are to United States dollars and "euro" or "(euro)"means the common currency for twelve member states of the European Monetary Union introduced at the start of the third stage of Economic and Monetary Union ("EMU") pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                        December 31,  September 30,
                                                                            2001          2002
                                                                        ------------  -------------
                                                                          (audited)   (unaudited)
                                                                              (in thousands)
ASSETS
Cash and cash equivalents ............................................   $  22,128    $  22,583
Accounts receivable, net of allowance for doubtful accounts of
     $10,787 and $11,870, respectively ...............................     150,002      131,254
Inventories, net .....................................................      73,575      106,025
Prepaid expense and other current assets .............................      15,001       19,353
                                                                         ---------    ---------
     Total current assets ............................................     260,706      279,216
Marketable securities ................................................       2,001        2,237
Property, plant and equipment, net ...................................      60,728       69,936
Intangible assets, net ...............................................      20,236       20,236
Deferred income taxes ................................................      66,204       72,938
Other non-current assets .............................................       6,644        8,443
                                                                         ---------    ---------
     Total assets ....................................................   $ 416,519    $ 453,008
                                                                         =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable......................................................   $  29,176    $  30,713
Accrued expenses and other current liabilities .......................      38,593       44,398
Short-term borrowings ................................................      53,872       58,585
Current portion of long-term borrowings ..............................       1,412        1,991
                                                                         ---------    ---------
     Total current liabilities .......................................     123,053      135,688
Long-term borrowings .................................................      67,682       89,458
Other long-term liabilities ..........................................      13,416       15,593
                                                                         ---------    ---------
     Total liabilities ...............................................     204,151      240,739
Minority interest ....................................................           9            9
Commitments and contingencies
Stockholders' Equity:
Common stock and additional paid in capital, net of treasury stock
     0.20 EUR par value; 39,820,677 shares issued ....................     142,501      140,680
Retained earnings ....................................................      75,590       59,380
Accumulated other comprehensive income (loss) ........................      (5,732)      12,199
                                                                         ---------    ---------
     Total stockholders' equity ......................................     212,359      212,260
                                                                         ---------    ---------
     Total liabilities and stockholders' equity ......................   $ 416,519    $ 453,008
                                                                         =========    =========


          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   For the Three Months      For the Nine Months
                                                                   Ended September 30,       Ended September 30,
                                                                   -------------------       -------------------
                                                                    2001         2002         2001         2002
                                                                    ----         ----         ----         ----
                                                                (unaudited)  (unaudited)  (unaudited)  (unaudited)
                                                                        (in thousands, except pershare data)
REVENUES:
Product revenues .............................................   $ 109,932    $ 102,560    $ 258,169    $ 246,085
Licencing revenues ...........................................       1,133        1,451        5,812        5,638
                                                                 ---------    ---------    ---------    ---------
Total revenues ...............................................     111,066      104,011      263,981      251,722
Cost of sales ................................................      64,835       61,190      157,448      150,101
                                                                 ---------    ---------    ---------    ---------
Gross profit .................................................      46,231       42,821      106,533      101,622
Selling and marketing expense ................................      25,316       27,365       74,398       75,142
General and administrative expense (excluding non-cash
    compensation expense and employee termination
    and other related costs) .................................       8,928        8,117       24,347       23,409
Non-cash compensation expense ................................         824          408        1,510        1,225
Employee termination and other related costs .................        --           --            554         --
                                                                 ---------    ---------    ---------    ---------
Operating income .............................................      11,163        6,931        5,725        1,845
Interest expense .............................................      (2,867)      (3,321)      (8,373)      (8,670)
Interest income ..............................................         178          221          759          546
Foreign exchange gain (loss) .................................      (3,367)         266        4,799       (4,517)
Other income (expense), net ..................................         (42)         174         (122)         169
                                                                 ---------    ---------    ---------    ---------
Income (loss) from continuing operations before income taxes..       5,064        4,270        2,788      (10,627)
Income tax benefit (expense):
    Current ..................................................        (545)        (803)      (2,189)      (2,287)
    Deferred .................................................        (530)      (1,594)        (464)       1,939
                                                                 ---------    ---------    ---------    ---------
Income tax expense ...........................................      (1,075)      (2,397)      (2,652)        (348)
Share of loss from equity investment, net of tax .............        (272)        --           (594)        --
                                                                 ---------    ---------    ---------    ---------
Net income (loss) ............................................   $   3,718    $   1,873    $    (458)   $ (10,975)
                                                                 =========    =========    =========    =========

Earnings per share-basic
    Net income (loss) ........................................   $    0.10         0.05        (0.01)       (0.29)
Earnings per share-diluted
    Net income (loss) ........................................        0.09         0.05        (0.01)       (0.29)
Weighted average shares outstanding
    Basic ....................................................      37,779       37,346       38,185       37,633
    Diluted ..................................................      39,471       39,196       38,185       37,633



          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                            For the Three Months
                                                                            Ended September 30,
                                                                         -------------------------
                                                                             2001          2002
                                                                         -----------   -----------
                                                                         (unaudited)   (unaudited)
                                                                               (in thousands)
Net income .............................................................   $  3,718      $  1,873
    Other comprehensive income:
           Unrealized gain on derivatives instruments (net of tax of $36
           and $1, respectively) .......................................        384             9
           Less: reclassification adjustment for derivative gains
                  recorded in net income ...............................     (1,205)         (786)
           Foreign currency translation adjustment .....................     11,533        (2,264)
                                                                           --------      --------
     Total comprehensive income (loss) .................................   $ 14,429      $ (1,168)
                                                                           ========      ========



                                                                                  For the Nine Months
                                                                                  Ended September 30,
                                                                               -------------------------
                                                                                   2001          2002
                                                                               -----------   -----------
                                                                               (unaudited)   (unaudited)
                                                                                     (in thousands)
Net loss.....................................................................   $    (458)    $ (10,975)
    Other comprehensive income:
           Cumulative effect of adoption of SFAS 133.........................       1,850           --
           Unrealized gain on derivatives instruments (net of tax of $50
           and $130, respectively) ..........................................         536         1,395
           Less: reclassification adjustment for derivative gains
                  recorded in net income.....................................      (1,483)       (1,251)
           Foreign currency translation adjustment...........................      (9,355)       17,787
                                                                                ----------    ---------
     Total comprehensive income (loss).......................................   $  (8,911)    $   6,956
                                                                                ==========    =========


          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   For the Nine Months Ended
                                                                         September 30,
                                                                   -------------------------
                                                                      2001         2002
                                                                   ---------     ---------
                                                                  (unaudited)   (unaudited)
                                                                          (in thousands)
OPERATING ACTIVITIES:
    Net loss ..................................................     $   (458)     $(10,975)
    Adjustments to reconcile net loss
       to net cash provided by operating activities:
       Depreciation and amortization ..........................       11,342        12,204
       Share of loss from equity investment, net of tax .......          594          --

       Provision for leaving indemnity and pension benefits ...          977           776
       Gain on sale of property, plant and equipment ..........         (939)         (607)
       Non-cash compensation expense ..........................        1,510         1,225
       Deferred tax (income) expense ..........................          464        (1,939)
       Other, net .............................................          (45)         --
    Changes in operating assets and liabilities:
       Accounts receivable ....................................       16,193        26,086
       Inventories ............................................      (19,392)      (22,956)
       Prepaid expense and other assets .......................         (288)         (487)
       Accounts payable, accrued expenses and other liabilities        2,299            34
                                                                    --------      --------
    Net cash provided by operating activities .................       12,256         3,361
                                                                    --------      --------
INVESTING ACTIVITIES:
       Purchase of property, plant and equipment ..............      (12,712)      (15,826)
       Proceeds from sale of property, plant and equipment ....        1,235         1,455
       Purchase of marketable securities ......................          (35)         (234)
                                                                    --------      --------
    Net cash used for investing activities ....................      (11,512)      (14,606)
                                                                    --------      --------
FINANCING ACTIVITIES:
       Change in short-term borrowings, net ...................       23,456          (222)
       Proceeds from long-term debt ...........................           35        17,221
       Payments on long-term debt .............................         (210)       (4,327)
       Purchase of treasury stock .............................       (5,394)       (3,046)
       Dividend paid ..........................................       (9,455)       (5,233)
                                                                    --------      --------
    Net cash provided by financing activities .................        8,432         4,393
                                                                    --------      --------
  Effect of exchange rate changes on cash and cash equivalents        (7,675)        7,307
    Net increase in cash and cash equivalents .................        1,501           456
    Cash and cash equivalents at beginning of period ..........       15,848        22,128
                                                                    --------      --------
    Cash and cash equivalents at end of period ................     $ 17,348      $ 22,583
                                                                    ========      ========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid for interest ....................................     $ 10,092      $  9,509
    Cash paid for income taxes ................................     $  1,058      $    607





          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

With a broad product offering marketed mainly to middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 30,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and the Company has recently built market share in the United States, the next largest market for the Company's products after Europe.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2001 has been derived from the audited financial statements as of that date, but does not include all disclosures required by generally accepted accounting principles. Head believes the disclosures included in the unaudited condensed consolidated financial statements, when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 15, 2002, are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

periods presented. The result of operations for the three months and nine months period ended September 30, 2002 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the earnings per share calculation until the related option has been exercised. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net income (loss) per share to the extent such shares are dilutive.

The basic weighted average shares outstanding of 38,185 and 37,633 for September 30, 2001 and September 30, 2002, respectively, are equal to the diluted weighted average number of shares outstanding. The incremental effect of the following items is antidilutive:
                                                     For the Nine Months
                                                     Ended September 30
                                                --------------------------
                                                     2001          2002
                                                ----------     -----------
                                                (unaudited)    (unaudited)
                                                       (in thousands)
Incremental effect of stock options.............    1,698        1,850

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

The on-going impact is that goodwill and intangible assets with an indefinite life are no longer amortized, but instead are tested at least annually for impairment. The goodwill impairment test consists of a two-step test. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value (see Note 3).

In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other amendments and rescissions, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002. SFAS No. 145 will not have a material impact on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The effects of this standard, if any, have not yet been evaluated by the Company.


Note 3 - Goodwill and Other Intangible Assets

Effective January 1, 2002, we adopted SFAS No. 142 Goodwill and Other Intangible Assets and ceased amortization of purchased goodwill and trademarks, which we determined to be indefinite-lived. At December 31, 2001, the carrying amount of our purchased goodwill and trademarks balance was $20.2 million, net of accumulated amortization of $2.8 million. We completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002 as required by SFAS No. 142. In doing so we determined that our goodwill and trademarks are not impaired; therefore there was no transitional impairment charge recorded.

The effects of adopting the new standards on net income (loss) and diluted earnings per share for the three- and nine-month periods ended September 30, 2001 and 2002, are as follows:

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                     Earnings per Share
Three Months Ended             Net Income           Basic         Diluted
September 30,                 2001    2002       2001   2002    2001   2002
-------------------------------------------     ----------------------------
Net Income ................   3,718   1,873      0.10   0.05    0.09   0.05
Add: Goodwill amortization       14    --        0.00    --     0.00    --

     Trademark amortization     238    --        0.01    --     0.01    --

Adjusted Net Income .......   3,970   1,873      0.11   0.05    0.10   0.05


                                                     Earnings per Share
Nine Months Ended              Net Income           Basic         Diluted
September 30,                 2001    2002       2001   2002    2001   2002
-------------------------------------------     ----------------------------
Net Loss                      (458) (10,975)    (0.01) (0.29)  (0.01) (0.29)
Add: Goodwill amortization      43      --       0.00    --     0.00   --

     Trademark amortization    715      --       0.02    --     0.02   --

Adjusted Net Income (Loss)     300  (10,975)     0.01  (0.29)   0.01  (0.29)


Note 4 - Inventories

Inventories consist of the following (in thousands):
                                                  December 31,     September 30,
                                                     2001              2002
                                                  ------------     -------------
                                                   (audited)        (unaudited)

Raw materials and supplies ...............         $  17,330         $  18,373
Work in process ..........................             6,547             9,011
Finished goods ...........................            63,673            91,307
Provisions ...............................           (13,975)          (12,667)
                                                   ---------         ---------
    Total inventories, net ...............         $  73,575         $ 106,025
                                                   =========         =========


Note 5 - Financial Instruments

SFAS 133 requires that the Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as the fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded in equity, as a component of accumulated other comprehensive income
(AOCI), until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivatives designated as cash flow hedges, are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001.

The Company reclassified a gain from AOCI to earnings of $1.2 million and $0.8 million for the three months ended September 30, 2001 and 2002, respectively, and a gain of $1.5 million and $1.3 million for the nine months ended September 30, 2001 and 2002, respectively, due to the realization of the underlying transaction.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.4 million and $0.01 million, net of tax, for the three months ended September 30, 2001 and 2002, respectively, and of $0.5 million and $1.4 million, net of tax, for the nine months ended September 30, 2001 and 2002, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provisions of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are highly effective in offsetting changes in fair values or cash flows of the hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.


Note 6 - Shareholders' Equity

On May 7, 2002, the Company declared a year end 2001 dividend of (euro)0.14 (approximately $0.13) per share, which was paid on June 6, 2002.

Pursuant to existing resolutions which were approved on May 28, 2002 the Board of Directors is authorized to buy back 10% of the Company's outstanding share capital during a period of 18 months to support the share price. Between August 15, 2002 and September 18, 2002 the Company purchased 1,247,050 shares of treasury stock at the prevailing price in the total amount of $3.0 million.


Note 7 - Income Taxes

The Company had net operating loss carryforwards of approximately $276.8 million and $302.6 million as of December 31, 2001 and September 30, 2002, respectively.

In July 1996 the EC limited the utilization of certain net operating losses (approximately $35.0 million as of December 31, 2001). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The Company's effective rate differed from the statutory tax rate in the Netherlands for the three and nine months ended September 30, 2002, primarily due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized.


Note 8 - Research and Development Expense

The Company incurred research and development expense in the amount of $2.6 million and $2.7 million for the three months ended September 30, 2001 and 2002, respectively. For the nine months ended September 30, 2001 and

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2002, research and development expense was $7.2 million and $6.6 million, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.



Note 9 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries (in thousands).


                                                    For the Three Months
                                                     Ended September 30
                                                --------------------------
                                                     2001          2002
                                                ----------     -----------
                                                (unaudited)    (unaudited)
                                                       (in thousands)
Revenues from External Customers:
Austria...................................      $   21,597     $    20,294
Italy.....................................          10,639          10,367
Germany...................................          16,085          15,183
France....................................           6,492           5,730
North America.............................          40,185          33,703
Other.....................................          16,067          18,734
                                                ----------     -----------
    Total revenues........................      $  111,066     $   104,011
                                                ==========     ===========


                                                     For the Nine Months
                                                     Ended September 30
                                                --------------------------
                                                     2001          2002
                                                ----------     -----------
                                                (unaudited)    (unaudited)
                                                       (in thousands)
Revenues from External Customers:
Austria...................................      $   46,048     $    41,043
Italy.....................................          40,749          38,644
Germany...................................          29,204          26,842
France....................................          18,055          16,051
North America.............................         100,269          92,135
Other.....................................          29,657          37,007
                                                ----------     -----------
    Total revenues........................      $  263,981     $   251,722
                                                ==========     ===========

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                December 31,  September 30,
                                                     2001          2002
                                                ----------     -----------
                                                               (unaudited)
                                                       (in thousands)
Long lived assets:
Austria...................................      $   17,536     $    19,874
Italy.....................................          18,830          20,773
Germany...................................           1,107           1,071
Japan.....................................           1,403           1,489
Other (Europe)............................           9,347          13,162
North America.............................          12,505          13,567
                                                ----------     -----------
    Total long lived assets...............      $   60,728     $    69,936
                                                ==========     ===========


Note 10 - Sale-Leaseback Transaction

The Company entered into an agreement on June 28, 2002, whereby it sold land and building to an unrelated bank and leased it back over a 15 year term. The proceeds of this sale were (euro)10.6 million. The Company has the obligation to purchase the property back after 15 years for (euro)8.2 million. The Company may also repurchase the property at its option from the first until the tenth year of the arrangement for the present value of the future lease payments and the remaining residual value.

The Company is also required to pay the bank a monthly deposit of (euro)0.01 million, which will be repaid to the Company, plus interest of 6.7%, at the time of repurchase.

Because of the Company's continuing involvement, this transaction has been accounted for as a financing such that the Company has recorded (euro)10.6 million of cash and long-term borrowings. The book value of the land and building subject to this agreement is (euro)2.7 million.


The Company's future minimum lease payments as of September 30, 2002, are as follows:


                                     (in thousands)
-------------------------------------------------------
2002                                 $     198
2003                                       792
2004                                       792
2005                                       792
2006                                       792
2007 and thereafter                     16,361
                                     ---------
Total minimum payments               $  19,727
Amount representing interest            (9,274)
                                     ----------
Obligations under financing activity    10,453
Obligations due within one year            (99)
                                     ----------
Long-term obligations under
financing activity                   $  10,354
                                     =========

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Note 11 - Senior Notes

In July 2002, the Company repurchased $3.5 million of the 10.75% Senior Notes issued by Head Holding Unternehmensbeteiligung GmbH, a 100% owned subsidiary of the Company, in July 1999, which mature in total on July 15, 2006.

Note 12 - Long-term Loan
One of the Company's subsidiaries entered into a mortgage agreement with an unrelated bank of $4.8 million over a 15 year term at an interest rate of 7.33%.

The Company's future payments as of September 30, 2002, are as follows:

                                     (in thousands)
-------------------------------------------------------
2002                                 $       29
2003                                        183
2004                                        197
2005                                        212
2006                                        228
2007 and thereafter                       3,901
                                     ----------
Total                                $    4,750
                                     ==========


Note 13 - Subsequent Event

In October 2002, 298,205 options under "Plan 1998" have been exercised at a price of $0.28 per share. The Company bought the 596,410 shares executed under the "Plan 1998" from The Stichting, at a price of $2.19.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment) - which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first nine months of any calendar year, we typically generate some 75% of our Racquet Sports and Diving product revenues, but only 45% of our Winter Sports revenue. Thus, we typically generate only some 65% of our total year gross profit in the first nine months of the year, but we incur some 75% of fixed general and administration and marketing expenses in this period.

The carving boom that has driven the skiing market for the last two years is expected to continue at least for another year but due to lack of snow in some of the important markets in Europe and Eastern North America and the difficult economic environment in two of the key ski markets, Germany and Japan, ski sales have little or no positive momentum. Besides the carving product line we have also been able to position ourselves well in new upcoming product lines that come with the freeskiing trend. Although the tennis market declined moderately during the first half of 2002, we are still experiencing a consumer trend towards the quality segment of the market. We benefited from this trend with our innovative line of Intelligence racquets. Affected by the poor economic environment in the United States and due to bad weather conditions in Europe, the diving market shows a downside trend.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations:

The following table sets forth certain consolidated statements of operations data (in thousands):

                                                                     For the Three Months        For the Nine Months
                                                                      Ended September 30,        Ended September 30,
                                                                    -----------------------     -----------------------
                                                                       2001          2002          2001          2002
                                                                    ----------    ---------     ---------     ---------
                                                                                      (in thousands)
REVENUES
Total revenues ..................................................   $ 111,066     $ 104,011     $ 263,981     $ 251,722
Cost of sales ...................................................      64,835        61,190       157,448       150,101
                                                                    ---------     ---------     ---------     ---------
     Gross profit ...............................................      46,231        42,821       106,533       101,622
                                                                    =========     =========     =========     =========
     Gross margin ...............................................        41.6%         41.2%         40.4%         40.4%
Selling and marketing expense ...................................      25,316        27,365        74,398        75,142
General and administrative expense (excl. non-cash compensation
     expense and employee termination and other related costs) ..       8,928         8,117        24,347        23,409
Non-cash compensation expense ...................................         824           408         1,510         1,225
Employee termination and other related costs ....................        --            --             554          --
                                                                    ---------     ---------     ---------     ---------
     Operating income ...........................................      11,163         6,931         5,725         1,845
                                                                    =========     =========     =========     =========
Interest expense ................................................      (2,867)       (3,321)       (8,373)       (8,670)
Interest income .................................................         178           221           759           546
Foreign exchange gain (loss) ....................................      (3,367)          266         4,799        (4,517)
Other income (expense), net .....................................         (42)          174          (122)          169
                                                                    ---------     ---------     ---------     ---------
     Income (loss) from continuing operations before income taxes       5,064         4,270         2,788       (10,627)
Income tax expense ..............................................      (1,075)       (2,397)       (2,652)         (348)
Share of loss from equity investment, net of tax ................        (272)         --            (594)         --
                                                                    ---------     ---------     ---------     ---------
     Net income (loss) ..........................................    $ 3,718      $   1,873     $    (458)    $ (10,975)
                                                                    =========     =========     =========     =========


Three Months and Nine Months Ended September 30, 2002 and 2001


Total Revenues. For the three months ended September 30, 2002, total revenues decreased by $7.1 million, or 6.4%, to $104.0 million from $111.1 million in the comparable 2001 period. Excluding the effect of changes in exchange rates, total revenues for the three months ended September 30, 2002 decreased by $14.0 million, or 12.3%. For the nine months ended September 30, 2002, total revenues decreased by $12.3 million, or 4.6%, to $251.7 million from $264.0 million in the comparable 2001 period. Excluding the effect of changes in exchange rates, total revenues for the nine months ended September 30, 2002 decreased by $17.7 million, or 6.6%. Excluding the 2001 footwear revenues due to the conversion of the footwear business into a licensing agreement, total revenues for the nine months ended September 30, 2002 decreased by $2.0 million, or 0.8%.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                               For the Three Months    For the Nine Months Ended
                               Ended September 30,          September 30,
                                 2001       2002           2001       2002
                               --------   --------       --------   --------
                             (unaudited) (unaudited)   (unaudited) (unaudited)
                                  (in thousands)            (in thousands)
Product category:
Winter Sports................  $ 50,049   $ 49,790       $ 63,623   $ 63,233
Racquet Sports...............    46,550     40,480        141,184    133,180
Diving.......................    13,333     12,290         53,362     49,672
Licensing....................     1,133      1,451          5,812      5,638
                               --------   --------       --------   --------
    Total Revenues...........  $111,066   $104,011       $263,981   $251,722
                               ========   ========       ========   ========


Winter Sports revenues for the three months ended September 30, 2002, decreased by $0.3 million, or 0.5%, to $49.8 million from $50.1 million in the comparable 2001 period. For the nine months ended September 30, 2002, Winter Sports revenues decreased by $0.4 million, or 0.6%, to $63.2 million from $63.6 million in the comparable 2001 period. Excluding the effect of changes in exchange rates, for the nine months ended September 30, 2002, revenues in Winter Sports, decreased by $3.4 million, or 5.3%. This decrease was due to lower sales of our skis and bindings, partially offset by higher sales of our ski boots.

Racquet Sports revenues for the three months ended September 30, 2002 decreased by $6.1 million, or 13.0%, to $40.5 million from $46.6 million in the comparable 2001 period. For the nine months ended September 30, 2002, Racquet Sports revenues decreased by $8.0 million, or 5.7%, to $133.2 million from $141.2 million in the comparable 2001 period. Excluding the effect of changes in exchange rates, for the nine months ended September 30, 2002, revenues in Racquet Sports decreased by $9.3 million, or 6.5%. This decrease was primarily the result of having converted our footwear revenues into a licensing arrangement in 2002. For the nine months ended September 30, 2001, footwear revenues accounted for $12.9 million of Racquet Sports revenues. This reduction in footwear revenues was partly offset by higher sales of tennis racquets and tennis accessories.

Diving revenues for the three months ended September 30, 2002 decreased by $1.0 million, or 7.8%, to $12.3 million from $13.3 million in the comparable 2001 period. For the nine months ended September 30, 2002, Diving product revenues decreased by $3.7 million, or 6.9%, to $49.7 million from $53.4 million in the comparable 2001 period. Excluding the effect of changes in exchange rates, for the nine months ended September 30, 2002, revenues from Diving decreased by $4.6 million, or 8.4%, due to a lack of consumer demand in the United States and Europe.

Licensing revenues for the three months ended September 30, 2002 increased by $0.3 million, or 28.0%, to $1.5 million from $1.1 million in the comparable 2001 period. For the nine months ended September 30, 2002, Licensing revenues decreased by $0.2 million, or 3.0%, to $5.6 million from $5.8 million in the comparable 2001 period due to timing differences in the Licensing revenues as well as the expiration of certain licensing agreements.

Gross Profit. For the three months ended September 30, 2002, gross profit decreased by $3.4 million, or 7.4%, to $42.8 million from $46.2 million in the comparable 2001 period. Gross margin decreased to 41.2% in 2002 from 41.6% in the comparable 2001 period due to increased cost of material and lower average prices. For the nine months ended September 30, 2002, due to lower revenues, gross profit decreased by $4.9 million, or 4.6%, to $101.6 million from $106.5 million in the comparable 2001 period. Gross margin remained stable at 40.4% in 2002 compared to the comparable 2001 period.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selling and Marketing Expenses. For the three months ended September 30, 2002, selling and marketing expenses increased by $2.0 million, or 8.1%, to $27.4 million from $25.3 million in the comparable 2001 period. For the nine months ended September 30, 2002, selling and marketing expenses increased by $0.7 million, or 1.0%, to $75.1 million from $74.4 million in the comparable 2001 period. This increase was due primarily to foreign currency fluctuation and an increase in advertising expenses for the successful introduction of the Head Intelligence skis and Head Snowboard line.

General and Administrative Expenses. For the three months ended September 30, 2002, general and administrative expenses decreased by $0.8 million, or 9.1%, to $8.1 million from $8.9 million in the comparable 2001 period. For the nine months ended September 30, 2002, general and administrative expenses decreased by $0.9 million, or 3.9%, to $23.4 million from $24.3 million in the comparable 2001 period. In 2001, amortization of goodwill and trademarks of $0.3 million and $0.8 million was recorded for the three and nine months ended September 30, respectively. In accordance with SFAS 142, in 2002, goodwill and trademarks are no longer amortized (see Note 3) but tested at least annually for impairment. This positive effect was partially offset by a lower gain on the sale of a building used in operations in Italy as compared to the gain in 2001.

We also recorded a non-cash compensation expense of $0.4 million and $0.8 million for the three months ended September 30, 2002 and 2001, respectively, and $1.2 million and $1.5 million for the nine months ended September 30, 2002 and 2001, respectively, due to the grant of stock options under our stock option plans of 1998 and 2001 and the resulting amortization expense.

Operating Income. As a result of the foregoing factors, operating income for the three months ended September 30, 2002 decreased by $4.2 million, or 37.9%, to $6.9 million from $11.2 million in the comparable 2001 period. For the nine months ended September 30, 2002, operating income decreased by $3.9 million, or 67.8%, to $1.8 million from $5.7 million in the comparable 2001 period.

Interest Expense. For the three months ended September 30, 2002, interest expense increased by $0.4 million, or 15.8%, to $3.3 million from $2.9 million in the comparable 2001 period. For the nine months ended September 30, 2002, interest expense increased by $0.3 million, or 3.5%, to $8.7 million from $8.4 million in the comparable 2001 period.

Interest Income. For the three months ended September 30, 2002, interest income remained stable compared to the comparable 2001 period. For the nine months ended September 30, 2002, interest income decreased by $0.2 million, or 28.1%, to $0.5 million from $0.8 million in the comparable 2001 period. This decrease was due to lower cash on hand.

Foreign Currency Exchange. For the three months ended September 30, 2002, we had a foreign currency exchange gain of $0.3 million, compared to a loss of $3.4 million in the comparable 2001 period. For the nine months ended September 30, 2002, the foreign currency exchange loss was $4.5 million compared to a gain of $4.8 million in the comparable 2001 period. This foreign currency exchange loss is primarily due to the weakness of the U.S. dollar against the euro in the first half of the year. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

Other Income (Expense), net. For the three months ended September 30, 2002, other expense, net changed to other income, net of $0.2 million compared to the comparable 2001 period. For the nine months ended September 30, 2002, other expense, net changed to other income, net of $0.2 million compared to the comparable 2001 period.

Income Tax Expense. For the three months ended September 30, 2002, income tax expense was $2.4 million compared to $1.1 million in the comparable 2001 period. For the nine months ended September 30, 2002, income tax expense was $0.3 million compared to $2.7 million for the comparable 2001 period. This decrease in the nine

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

months' income tax expense mainly relates to a higher loss from continuing operations.

Net Income (Loss). As a result of the foregoing factors, for the three months ended September 30, 2002, we had net income of $1.9 million compared to net income of $3.7 million in the comparable 2001 period. For the nine months ended September 30, 2002, the net loss increased to $11.0 million from $0.5 million in the comparable 2001 period.

Liquidity and Capital Resources:

For the nine months ended September 30, 2002, cash generated from operating activities decreased by $8.9 million, or 72.4%, to $3.4 million from $12.3 million in the comparable 2001 period. This is mainly due to lower cash generated from income, partially offset by cash generated from changes in working capital such as a higher reduction of accounts receivable reduced by a higher increase in inventory. The cash flows from operating activities and proceeds from sale of a building were used to purchase property, plant and equipment of $15.8 million, to pay a dividend to the shareholders of $5.2 million, to repurchase $3.5 million of the Company's Senior Notes (see note 11) and to repurchase treasury stock of $3.0 million.

Cash from financing activities was provided by entering into a sale-leaseback agreement of (euro)10.6 million (approximately $10.5 million) by one of the Company's subsidiaries (see note 10), as well as by entering into a mortgage agreement of $4.8 million (see note 12).

                                    HEAD N.V.
            ITEM 3: Reconciliation between Head N.V. and Head Holding
                Unternehmensbeteiligung GmbH Financial Statements

Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung GmbH Financial Statements

Head Holding is the immediate subsidiary of Head N.V. As required under the terms of the Senior Notes, Head Holding must report financial reports on a quarterly basis. The following tables show the difference in net income and shareholders' equity between Head N.V. and Head Holding.

The reconciliation is as follows:

                                            For the Three Months Ended   For the Nine Months Ended
                                                 September 30,                 September 30,
                                            ---------------------        -------------------------
                                               2001        2002               2001       2002
                                            ---------   ---------          ---------   ---------
                                           (unaudited) (unaudited)      (unaudited) (unaudited)
                                                            (in thousands)
Net loss
Head Holding .............................   $  4,508    $  2,618          $    748    $ (9,116)
Reconciliation to Head NV:
   Interest expense on shareholders loan..       --          --                 657        --
   Operating expenses ....................       (882)       (741)           (2,098)     (1,960)
   Foreign exchange gain (loss) ..........         78          (6)              142          94
   Interest income .......................         14           1                93           7
                                             --------    --------          --------    --------
Head NV ..................................   $  3,718    $  1,873          $   (458)   $(10,975)
                                             ========    ========          ========    ========


                                                                        December 31,  September 30,
                                                                        ------------  -------------
                                                                            2001          2002
                                                                        ------------  -------------
                                                                          (audited)   (unaudited)
Shareholders' Equity
Head Holding ..........................................................   $ 213,049    $ 213,692
Reconciliation to Head NV:
   Common stock and additional paid in capital, net of treasury stock..      (1,458)      (4,504)
   Retained earnings ..................................................        (922)      (1,759)
   Dividend paid ......................................................       1,021        4,154
   Other ..............................................................         669          677
                                                                          ---------    ---------
Head NV ...............................................................   $ 212,359    $ 212,260
                                                                          =========    =========


The difference in income of the Head N.V. group compared to the Head Holding group results from Head N.V.'s administration costs. Since September 2000, Head N.V. has also managed the distribution of the group's products in the Netherlands.

In the Shareholders' Equity reconciliation, dividend paid represents the excess of dividend paid to Head N.V. by Head Holding, offset by Head N.V.'s dividend to its shareholders.